PE 3/20/2013



13001174

Received SEC

NO ACT

MAR 28 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-28-13

Re: The Home Depot, Inc.
Incoming letter dated March 20, 2013

Dear Ms. Ising:

This is in response to your letter dated March 20, 2013 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated March 20, 2013, March 26, 2013, and March 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 28, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated March 20, 2013

The proposal requests that the board take the steps necessary "to strengthen" the "weak" shareholder right to act by written consent.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Home Depot, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 27, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Home Depot (HD)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the belated March 20, 2013 company request concerning this rule 14a-8 proposal.

The company 2012 no action request on a similarly worded proposal failed, *The Home Depot, Inc.* (March 7, 2012). Both the 2012 and 2013 proposals have this same text:
"This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited."

The Home Depot, Inc. (March 7, 2012) states:
"The proposal seeks the removal of the requirement that a percentage of shares ask for a record date and the requirement that all shareholders must be solicited."

This is to request that the Securities and Exchange Commission allow this December 13, 2012 resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Stacy S. Ingram <stacy_ingram@homedepot.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Home Depot (HD)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the belated March 20, 2013 company request concerning this rule 14a-8 proposal.

The plain language of the proposal asks for "removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited."

The plain language of the proposal supports this request by stating:
"Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent. This proposal addresses the defect in our current rules and procedures that puts our board in the role of the gatekeeper to thwart shareholder attempts to act by written consent. The 2010 written consent proposal won our 52% support. The 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent. Our company also played games with our 2012 proxy by converting a 5-word proposal title into a 13-word title that tended to reverse the meaning."

The company now belatedly asks for no action relief, but it demonstrated it has little respect for the rules governing shareholder proposal by playing games in its 2012 proxy by converting a 5-word shareholder proposal title into a 13-word title that tended to reverse the meaning.

Plus the company clearly understood the meaning of this rule 14a-8 proposal because it requested a minor change from the proponent way back on December 5, 2012 and then had no objection.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Stacy S. Ingram <stacy_ingram@homedepot.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

March 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Home Depot (HD)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 20, 2013 company request concerning this rule 14a-8 proposal.

The company initially received this proposal on December 3, 2013, which was the last day for rule 14a-8 proposals. The company apparently had a satisfactory understanding of the proposal for 3-1/2 months.

In fact the company apparently had a satisfactory understanding of the proposal for one-year plus 3-1/2 months. Similar text was submitted to the company on December 13, 2011:

[HD: Rule 14a-8 Proposal, December 13, 2011]

3* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen the shareholder right to act by written consent adopted after our 2011 annual meeting. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Furthermore the company did not even suggest an (i)(3) issue in its failed no action request, *The Home Depot, Inc.* (March 7, 2012).

And shareholders understood the meaning of the proposal because they voted 25% in favor of the proposal according to the attached exhibit.

The company has not asked for a timeliness waiver. In 2012 the company filed its definitive proxy on April 4, 2012. The company should not be allowed, at this late date, to ask for a timeliness waiver.

This is to also ask for sufficient time for the proponent to further respond this no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Stacy S. Ingram <stacy_ingram@homedepot.com>

[HD: Rule 14a-8 Proposal, December 3, 2012, revised as requested December 13, 2012]

Proposal 4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2011. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent. This proposal addresses the defect in our current rules and procedures that puts our board in the role of the gatekeeper to thwart shareholder attempts to act by written consent. The 2010 written consent proposal won our 52% support. The 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent. Our company also played games with our 2012 proxy by converting a 5-word proposal title into a 13-word title that tended to reverse the meaning.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $22 million for our CEO Francis Blake.

GMI said that because job performance incentives for our highest paid executives were based on company performance over one and three years, there was a lack of job performance incentives tied to actual long-term performance. Our executives continued to receive market-priced stock options that simply vested after the passage of time. Market-priced stock options could pay off due to a rising market alone, regardless of an executive's job performance. Our CEO gained $18 million from the vesting of 500,000 stock awards. Mr. Blake was potentially entitled to $36 million under a change in control.

Albert Carey, Armando Codina, Bonnie Guiton Hill (our Lead Director no less) and Karen Katen were in a group of directors who received our highest negative votes. Mr. Codina was furthermore involved with the bankruptcy of General Motors and AMR Corporation. And Ms. Katen was only involved with the bankruptcy of General Motors. Nonetheless directors Codina and Katen controlled 4 seats on our most powerful board committees. Our company had not explained how directors involved with bankruptcies could act as strong directors.

Lead Director Guiton Hill had 13 years long-tenure which is not an asset for director independence. A more independent perspective would be a priceless asset for our Lead Director. Plus Ms. Hill may be distracted as a director at 4 large companies and further responsibilities on 8 of their board committees.

Please vote to protect shareholder value:

Shareholder Action by Written Consent – Yes on 4*



GMI

Board Analyst

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Home Depot, Inc. (The) (HD)

Proponent: Mr. John Chevedden
Proxy Year: 2012
Date Filed: 04/02/2012
Annual Meeting Date: 05/17/2012
Next Proposal Due Date: 12/3/2012
Shareholder Proposal Type: Action by Written Consent
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	284,007,304	Won Simple Majority Vote?	No
Votes Against:	811,318,370	VotesFor/VotesFor+Against:	25.93%
Abstentions:	4,384,179	VotesFor/TotalVotes:	25.83%
Total Votes:	1,099,709,853	VotesFor/Shares Outstanding:	18.62%
Broker Non-Votes:	222,318,885		

PROPOSAL TEXT:

SHAREHOLDER PROPOSAL REGARDING REMOVAL OF PROCEDURAL SAFEGUARDS FROM SHAREHOLDER WRITTEN CONSENT RIGHT (ITEM 7 ON THE PROXY CARD)

Mr. John Chevedden, located at ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** is the beneficial owner of 100 shares of the Company's common stock and has submitted the following resolution:

7 – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen the shareholder right to act by written consent adopted after our 2011 annual meeting. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent.

The written consent proposal won 52% support at our 2010 annual meeting. The 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631

Client: 41984-00002

March 20, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Home Depot, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2011. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.[1]

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Notably, the Staff recently concurred that a shareholder proposal that is for all substantive purposes identical to the Proposal was excludable under Rule 14a-8(i)(3) as vague and indefinite. *See, e.g., Altera Corp.* (avail. Mar. 8, 2013). The *Altera* proposal, like the Proposal, requested that the company's "board take[] the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent . . . [including] removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited." In its response, the Staff noted the company's "view that, in applying this particular proposal to Altera, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

[1] The Proposal, which is dated December 13, 2012, is a revised version of a shareholder proposal submitted by the Proponent that was first received on December 3, 2012. *See* Exhibit A.

We believe that neither shareholders nor the Company will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Like the *Altera* proposal, central to the Proposal are several vague and indefinite terms. Specifically, the Proposal asks that the Company's Board of Directors take the steps necessary "to strengthen" the "weak" shareholder right to act by written consent. However, the Proposal does not explain what is a "weak" shareholder right to act by written consent or what is a "strong" shareholder right to act by written consent. The Proposal then references two actions (removal of certain requirements) that the Proposal "would include." But it is unclear whether there are additional procedural or other requirements associated with the Company's right to act by written consent that qualify as "weak" under the Proposal and thus that the Proposal seeks to "strengthen."

Moreover, the Proposal's supporting statements do not resolve the vague and indefinite nature of the Proposal. For example, they assert that the Company's "current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent" and that "[a]rguably requiring that all shareholders be solicited is nothing more than nullification of written consent." These statements simply criticize without further explanation or context one of the requirements that the Proposal would seek to remove. The supporting statements also assert that the Proposal would address "the defect in our current rules and procedures that puts our board in the role of the gatekeeper to thwart shareholder attempts to act by written consent." It is unclear what "defects" the Proposal references besides the one example cited. In addition, the Company's governing documents that define the right of Company shareholders to act by written consent do not give the Board "the role of the gatekeeper" and instead provide important protections for Company shareholders rather than weaken the right of shareholders to act by written consent.

In sum, the Proposal and its supporting statements fail to identify and explain the changes sought by the Proposal's request to "strengthen our weak shareholder right to act by written consent." Moreover, because the Proposal includes a non-exclusive list of two procedural requirements addressed by the Proposal, it is unclear whether there are any other actions covered by the Proposal's request that the Board act to "strengthen our weak shareholder right to act by written consent." Without additional information about what the Proposal asks shareholders to vote on and what Board action would be required if shareholders approve the Proposal, neither the shareholders nor the Company can determine with reasonable certainty exactly what actions or measures the Proposal seeks with respect to the right of Company shareholders to act by written consent.

The excludability of the Proposal and the shareholder proposal in *Altera* is supported by Staff precedent. For example, in *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal asking Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Staples, Inc.* (avail. Mar. 5, 2012) (concurring in the exclusion of a proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change-in-control," subject to "pro rata vesting," where such terms were not defined); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" where the proposal did not define "incentives"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for certain "senior management incentive compensation programs" where the proposal failed to define these programs and other key terms); and *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

As with the precedent cited above, the Proposal relies on vague and indefinite terms such that neither the shareholders nor the Company can determine with reasonable certainty exactly what actions or measures the Proposal seeks with respect to the right of Company shareholders to act by written consent. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stacy S. Ingram, the Company's Senior Counsel – Corporate and Securities, at (770) 384-2858.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Stacy S. Ingram, The Home Depot, Inc.
John Chevedden

GIBSON DUNN

<u>EXHIBIT A</u>

Ingram, Stacy

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 03, 2012 12:33 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD)"
Attachments: CCE00004.pdf

Dear Ms. Ingram,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Francis S. Blake
Chairman of the Board
The Home Depot, Inc. (HD)
2455 Paces Ferry Road NW
Atlanta GA 30339
Phone: 770 433-8211

Dear Mr. Blake,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden Date

FISMA & OMB Memorandum M-07-16

cc: Teresa Wynn Roseborough
Corporate Secretary
Stacy Ingram <stacy_ingram@homedepot.com>
Ben Finger <Ben_Finger@homedepot.com>
Adam E Berry <adam_e_berry@homedepot.com>
FX: 770-384-5842

[HD: Rule 14a-8 Proposal, December 3, 2012]

4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2012. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent. This proposal addresses the defect in our current rules and procedures that puts our board in the role of the gatekeeper to thwart shareholder attempts to act by written consent. The written consent proposal won our 52% support at our 2010 annual meeting. The 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $22 million for our CEO Francis Blake.

GMI said that because job performance incentives for our highest paid executives were based on company performance over one and three years, there was a lack of job performance incentives tied to actual long-term performance. Our executives continued to receive market-priced stock options that simply vest after the passage of time. Market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance. Our CEO gained $18 million from the vesting of 500,000 stock awards in one-year. Mr. Blake was potentially entitled to $36 million for a change in control.

Albert Carey, Armando Codina, Bonnie Guiton Hill (our Lead Director no less) and Karen Katen were in a group of directors who received our highest negative votes. Mr. Codina was furthermore involved with the bankruptcy of General Motors and AMR Corporation. And Ms. Katen was only involved with the bankruptcy of General Motors. Nonetheless directors Codina and Katen controlled 4 seats on our most important board committees. Our company has not explained how directors involved with bankruptcies can act as strong directors. Ms. Hill had 13 years long-tenure which is not an asset for director independence. A more independent perspective would be a priceless asset for our lead director. Plus Ms. Hill may be distracted by her responsibility as a director at 4 major companies and further responsibilities at 8 board committees at these 4 companies. This suggested that our board overlooked that certain directors need fewer responsibilities at our company while other directors are assigned more responsibilities.

The editor of our 2012 proxy showed his competence for the job by converting a 5-word shareholder proposal title into a 13-word title.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Shareholder Action by Written Consent – Yes on 4.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Ingram, Stacy

From: Ingram, Stacy
Sent: Wednesday, December 05, 2012 5:20 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Finger, Ben
Subject: RE: Rule 14a-8 Proposal (HD)``
Attachments: 3084848_1.pdf

Mr. Chevedden,

We have received your proposal dated December 3, 2012. Please see the attached letter regarding your proposal.

Thank you,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities and
Assistant Secretary
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 03, 2012 12:33 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD)``

Dear Ms. Ingram,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden



2455 Paces Ferry Road • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 5, 2012

Stacy Ingram
Senior Counsel – Corporate and Securities and
Assistant Corporate Secretary

VIA E-MAIL & OVERNIGHT MAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing in response to your correspondence received by e-mail dated December 3, 2012, addressed to Mr. Francis S. Blake, Chairman of the Board of The Home Depot, Inc. (the "Company"), regarding your proposal concerning shareholder action by written consent.

Before we can process the proposal, we need to confirm that it satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires that you prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the Fund continuously held at least $2,000 in market value of the Company's securities for at least one year preceding and including the date of your proposal (December 3, 2102). If the broker or bank that holds the Fund's shares is not a Depository Trust Company ("DTC") participant, or an affiliate of a DTC participant, you will also need to provide a proof of ownership letter from the DTC participant that holds the shares.

In addition, Rule 14a-8(d) of the Securities Exchange Act requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. Your proposal, including the supporting statement, currently exceeds 500 words. To remedy this defect, you must revise the proposal so that it does not exceed 500 words.

As required by the Rule 14a-8, please send us your proof of ownership and your revised proposal within *14 calendar days* of receiving this letter. Your revised proposal and your ownership documentation may be sent to me via fax or e-mail at the contact information listed above. For your reference, I am enclosing a copy of Rule 14a-8, along with Staff Legal Bulletins No. 14F and 14G, which address the requirements for the proof of ownership letter.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,



Stacy Ingram

Enclosure
cc: Teresa Wynn Roseborough

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 11, 2012 8:44 PM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) nfn

Dear Ms. Ingram,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL℠

Post-it® Fax Note 7671	Date 12-11-12	# of pages ▶
To Stacy Ingram	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 770-384-5842	Fax #	

December 11, 2012

John R. Chevedden
Via facsimile to: OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 300 shares of Chiquita Brands International, Inc. (CUSIP: 170032809, trading symbol: CQB), no fewer than 100 shares of Northrop Grumman Corp. (CUSIP: 666807102, trading symbol: NOC), no fewer than 60 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP) and no fewer than 70 shares of OGE Energy Corp. (CUSIP: 670837103, trading symbol: OGE) since October 1, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W627633-11DEC12

Ingram, Stacy

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 10, 2012 11:34 PM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) 500

Dear Ms. Ingram, In regard to the company December 5, 2012 letter, can the company advise tomorrow the number of words that the company has counted as the total word-count so that we are on the same page. Plus the first word counted and the last word counted. The most recent SLB seems to be in favor of companies of being a little less oblique in expressing their objections.
Sincerely,
John Chevedden

Ingram, Stacy

From: Ingram, Stacy
Sent: Wednesday, December 12, 2012 4:34 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Finger, Ben
Subject: RE: Rule 14a-8 Proposal (HD) nfn

Mr. Chevedden,

We have received your letter and have no questions about it.

Thank you.

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 11, 2012 8:44 PM
To: Ingram, Stacy
Subject: Rule 14a-8 Proposal (HD) nfn

Dear Ms. Ingram,
Attached is rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know tomorrow whether there is any question.
Sincerely,
John Chevedden

Ingram, Stacy

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, December 13, 2012 10:36 PM
To:	Ingram, Stacy
Cc:	Finger, Ben; Adam E Berry
Subject:	Rule 14a-8 Proposal (HD)``
Attachments:	CCE00010.pdf

Dear Ms. Ingram,
Please see the attached Rule 14a-8 Proposal revised as requested.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Francis S. Blake
Chairman of the Board
The Home Depot, Inc. (HD)
2455 Paces Ferry Road NW
Atlanta GA 30339
Phone: 770 433-8211

REVISED DEC 13, 2012

Dear Mr. Blake,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 3, 2012
Date

FISMA & OMB Memorandum M-07-16

cc: Teresa Wynn Roseborough
Corporate Secretary
Stacy Ingram <stacy_ingram@homedepot.com>
Ben Finger <Ben_Finger@homedepot.com>
Adam E Berry <adam_e_berry@homedepot.com>
FX: 770-384-5842

[HD: Rule 14a-8 Proposal, December 3, 2012, revised as requested December 13, 2012]

Proposal 4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen our weak shareholder right to act by written consent adopted in 2011. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent. This proposal addresses the defect in our current rules and procedures that puts our board in the role of the gatekeeper to thwart shareholder attempts to act by written consent. The 2010 written consent proposal won our 52% support. The 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent. Our company also played games with our 2012 proxy by converting a 5-word proposal title into a 13-word title that tended to reverse the meaning.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "High Concern" in Executive Pay – $22 million for our CEO Francis Blake.

GMI said that because job performance incentives for our highest paid executives were based on company performance over one and three years, there was a lack of job performance incentives tied to actual long-term performance. Our executives continued to receive market-priced stock options that simply vested after the passage of time. Market-priced stock options could pay off due to a rising market alone, regardless of an executive's job performance. Our CEO gained $18 million from the vesting of 500,000 stock awards. Mr. Blake was potentially entitled to $36 million under a change in control.

Albert Carey, Armando Codina, Bonnie Guiton Hill (our Lead Director no less) and Karen Katen were in a group of directors who received our highest negative votes. Mr. Codina was furthermore involved with the bankruptcy of General Motors and AMR Corporation. And Ms. Katen was only involved with the bankruptcy of General Motors. Nonetheless directors Codina and Katen controlled 4 seats on our most powerful board committees. Our company had not explained how directors involved with bankruptcies could act as strong directors.

Lead Director Guiton Hill had 13 years long-tenure which is not an asset for director independence. A more independent perspective would be a priceless asset for our Lead Director. Plus Ms. Hill may be distracted as a director at 4 large companies and further responsibilities on 8 of their board committees.

Please vote to protect shareholder value:

Shareholder Action by Written Consent – Yes on 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Our board may have overlooked that certain directors need fewer responsibilities at our company while other directors are assigned more responsibilities.

Ingram, Stacy

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, December 13, 2012 11:20 PM
To:	Ingram, Stacy
Subject:	Rule 14a-8 Proposal (HD)

Dear Ms. Ingram, Please advise a back-up fax number which is clearly needed.
John Chevedden

Fax: (770) 384-5842